COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 4 DATED JANUARY 6, 2009

TO THE PROSPECTUS DATED OCTOBER 15, 2008

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated October 15, 2008, Supplement No. 1 dated October 31, 2008, Supplement No. 2 dated November 19, 2008 and Supplement No. 3 dated December 12, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust III, Inc.;

(2)	declaration of distributions

(3)	recent real property investments; and

(4)	potential real property investments.

Status of Our Public Offering

We commenced our initial public offering of 250,000,000 shares of common stock on October 1, 2008. Of these shares, we are offering 230,000,000 shares in a primary offering and have reserved and are offering 20,000,000 shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow pursuant to the terms of the Escrow Agreement with UMB Bank, N.A. until we received subscriptions aggregating at least $2,500,000. As of January 6, 2009, we had satisfied these conditions of the Escrow Agreement. As of January 6, 2009, we had accepted investors’ subscriptions for, and issued, 262,059 shares of our common stock in the offering, resulting in gross proceeds of $2,614,946. In addition, we have a special escrow account for subscriptions from residents of Pennsylvania. The conditions of that special escrow account have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Distributions

Our Board of Directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.001780822 (would equate to 6.5% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) per share for stockholders of record as of the close of business on January 6, 2009 (the “Commencement Date”) through March 31, 2009. The payment date for each of the daily distributions for each day of the period commencing on the Commencement Date and ending on January 31, 2009 will be in February 2009. The payment date for each of the daily distributions of the period commencing on February 1, 2009 and ending February 28, 2009 will be in March 2009. The payment date for each of the daily distributions of the period commencing on March 1, 2009 and ending on March 31, 2009 will be in April 2009.

Real Property Investments

The following information supplements and should be read in conjunction with the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of January 6, 2009, we owned three properties, comprising approximately 41,000 gross rentable square feet of commercial space located in three states. Properties acquired as of January 6, 2009 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price
CVS – Fredericksburg, VA	Drugstore	Virginia CVS Pharmacy, LLC	12,900	$6,116,530
Walgreens – Indianapolis, IN	Drugstore	Walgreen Co.	14,820	6,250,000
Walgreens – Tulsa, OK	Drugstore	Walgreen Co.	13,650	3,902,000
			41,370	$16,268,530

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 98 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in income-generating retail, office and distribution properties, net leased to investment grade and other creditworthy tenants.

As of January 6, 2009, we, through separate wholly-owned limited liability companies, acquired a 100% fee simple interest in three properties consisting of approximately 41,000 gross rentable square feet of commercial space located in three states. The properties were generally acquired through the use of loans and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired as of January 6, 2009 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Physical Occupancy
CVS – Fredericksburg, VA (3)	January 6, 2009	2008	$6,116,530	$122,331	7.35%	100%
Walgreens – Indianapolis, IN (4)	January 6, 2009	2008	6,250,000	125,000	7.20%	100%
Walgreens – Tulsa, OK (4)	January 6, 2009	2001	3,902,000	78,040	7.40%	100%
			$16,268,530	$325,371

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to affiliates of our sponsor, see the section captioned “Management Compensation” beginning on page 68 of the prospectus.

(2)	Initial yield is calculated as the annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of closing costs and fees paid to sponsor.

(3)

This property was acquired by purchasing 100% of the membership interests in Cole CV Fredericksburg VA, LLC (“CV Fredericksburg”), a Delaware limited liability company, from Series B, LLC (“Series B”), an affiliate of our advisor. CV Fredericksburg owned, as its only asset, a single tenant retail building located in Fredericksburg, VA (the “CV Fredericksburg Property”). A majority of our board of directors, including all of our independent directors, not otherwise interested in the transaction approved the acquisition as being fair and reasonable to us and that the cost to us was not in excess of the current appraised value of the CV Fredericksburg Property. The cost to us was not in excess of the cost to Series B.

(4)

These properties were acquired by purchasing 100% of the membership interests in Cole WG Indianapolis IN, LLC (“WG Indianapolis”) and Cole WG Tulsa OK, LLC (“WG Tulsa”), each a Delaware limited liability company, from Series C, LLC (“Series C”), an affiliate of our advisor. WG Indianapolis and WG Tulsa owned, as their only assets, single tenant retail buildings located in Indianapolis, IN (the “WG Indianapolis Property”) and in Tulsa, OK (the “WG Tulsa Property”), respectively. A majority of our board of directors, including all of our independent directors, not otherwise interested in the transactions approved the acquisitions as being fair and reasonable to us and that the cost to us was not in excess of the current appraised value of the WG Indianapolis Property and the WG Tulsa Property. The cost to us was not in excess of the cost to Series C.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term***
								Beginning	To
CVS – Fredericksburg, VA	1	Virginia CVS Pharmacy, LLC	12,900	100%	6/5 yr.	$449,565	$34.85	1/6/2009	1/31/2034
Walgreens – Indianapolis, IN	1	Walgreen Co.	14,820	100%	10/5 yr.	450,000	30.36	1/6/2009	8/31/2033	(1)
Walgreens – Tulsa, OK	1	Walgreen Co.	13,650	100%	10/5 yr.	288,750	21.15	1/6/2009	4/30/2028	(1)

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with purchase date.
(1)	Walgreen Co. has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of any month thereafter.

Cole Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

In connection with the property acquisitions noted above, we incurred the following variable rate loans:

Property	Lender	Variable Rate Loan Amount	Variable Interest Rate	Maturity Date
CVS – Fredericksburg, VA	Series B	$5,504,000	3 Month LIBOR + 2.50%	January 5, 2010 (1)
Walgreens – Indianapolis, IN	Series C	5,625,000	3 Month LIBOR + 2.50%	January 5, 2010
Walgreens – Tulsa, OK	Series C	3,512,000	3 Month LIBOR + 2.50%	January 5, 2010
		$14,641,000

(1)	Series B may accelerate payment of the variable rate loan to March 31, 2009, upon providing 30 days prior written notice.

The loans require monthly interest-only payments with the principal balances due on the dates set forth above. The loans may be prepaid at any time without premium or penalty. In the event the loans are not paid off on the maturity date, the loans include default provisions. Upon the occurrence of an event of default, interest on the loans will accrue at an annual default interest rate equal to 4% above the stated interest rate.

Our board of directors, including all of the independent directors, not otherwise interested in the transaction, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the us than loans between unaffiliated third parties under the same circumstances.

We believe that each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $13.0 million in total. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years and the lesser of the useful life or lease term, respectively. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
CVS – Fredericksburg, VA	$4,893,224
Walgreens – Indianapolis, IN	5,000,000
Walgreens – Tulsa, OK	3,121,600
$13,014,824

Potential Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the respective contract;

•	no material adverse change occurring relating to the properties, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions are probable. The properties currently identified are as follows:

Property	Expected Acquisition Date	Seller (1)		Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Walgreens – Fredericksburg, VA	January 2009	Series B		$7,289,273	$145,785
Kohl’s – Burnsville, MN	January 2009	Series B, Series C, and Series D, LLC	(4)	10,345,000	206,900
Sam’s Club – Hoover, AL	January 2009	Series D, LLC	(4)	12,300,000	246,000
				$29,934,273	$598,685

(1)

Seller is related party. A majority of our board of directors, including all of our independent directors, not otherwise interested in the transaction must approve the acquisition as being fair and reasonable to us and that the cost to us is not in excess of the current appraised value of the property.

(2)

Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 3 below. The cost to us of the property will not be in excess of the cost to the respective sellers.

(3)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(4)	Series D, LLC (“Series D”) is an affiliate of our advisor.

Each potential property acquisition is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased
Walgreens – Fredericksburg, VA	Walgreen Co.	14,820	100%
Kohl’s – Burnsville, MN	Kohl’s Department Stores, Inc.	101,346	100%
Sam’s Club – Hoover, AL	Wal-Mart Real Estate Business Trust	115,347	100%

*	Major tenants are those tenants that occupy greater than 10.0% of the rentable square of their respective property.

The table below provides leasing information for the major tenants at each respective property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term***
						Beginning	To
Walgreens – Fredericksburg, VA	1	Walgreen Co.	10/5 yr.	$513,894	$34.68	10/27/2008	10/31/2033	(1)
Kohl’s – Burnsville, MN	1	Kohl’s Department Stores, Inc.	4/5 yr.	801,708	7.91	7/19/1992	1/31/2023
Sam’s Club – Hoover, AL	1	Wal-Mart Real Estate Business Trust	1/15 yr. 3/10 yr.	895,319	7.76	1/27/2000	1/14/2015
				919,441	7.97	1/15/2015	1/14/2025

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
(1)	Walgreen Co. has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of any month thereafter.

The following table outlines the anticipated loan terms on debt financing to be secured in connection with the purchase of the potential property acquisitions our advisor has identified for us.

Property	Lender	Variable Rate Loan Amount	Variable Interest Rate	Maturity Date
Walgreens – Fredericksburg, VA	Series B	$6,560,000	3 Month LIBOR + 2.50%	January 2010 (1)
Kohl’s – Burnsville, MN	Series B, Series C, Series D	9,310,500	3 Month LIBOR + 2.50%	January 2010 (2)
Sam’s Club – Hoover, AL	Series D	11,070,000	3 Month LIBOR + 2.50%	January 2010
		$26,940,500

(1)	Series B may accelerate payment of the variable rate loan to March 31, 2009, upon providing 30 days prior written notice to us.
(2)	Series B may accelerate payment of its variable rate loan to March 31, 2009, upon providing 30 days prior written notice to us.